Media Release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Basel, 20 September 2007

Roche wins first Financial Times / Citi Private Bank Environmental Award and was reselected for inclusion in the Dow Jones Sustainability Indexes

Greatest improvement in carbon efficiency achieved by a large enterprise both on a European and a global level

Roche announced today that it has been awarded the first Financial Times / Citi Private Bank Environmental Award as the company with "The Greatest Improvement in Carbon Efficiency Achieved by a Large Enterprise both on a European and a Global level". These Awards underline the company's leadership in environmental protection and its commitment to meet the climate change challenge by concrete and measurable steps. Since 1996, Roche has reduced its CO_2 emissions, the main factor of the climate change, by more than 70% relative to its total turnover.

At the FT Environmental Awards Dinner in London, Peter Schnurrenberger, Head of Roche's Corporate Safety, Health and Environmental protection, commented: "It is an honour for Roche to be presented with this Award, recognising our improvements in carbon efficiency. We are continuously evaluating ways to improve our environmental performance and eco-efficiency and we are delighted to be the recipient of this first award. At Roche, we view safety, health and environmental protection not as a separate component to our healthcare business, but an integrated part of a long-term, sustainable business. Roche is committed to not only delivering increasingly carbon efficient operational performance but also to greater disclosure and transparency in our reporting on this topic, and on all the other areas related to corporate sustainability."

For instance, the Hybrid Car initiative is part of Roche's overall efforts to reduce its environmental footprint. By using more fuel efficient vehicles, Roche is reducing its emissions of greenhouse gases and saving the finite resource of gasoline. Roche started to incorporate hybrids into its US

pharmaceutical sales fleet in 2004. Encouraged by positive feedback from drivers, the number of hybrids was increased and will reach around 500 in 2007, representing 25% of the Roche Pharmaceutical US car fleet. Chugai, the Roche Group company in Japan, was running 50 hybrid cars at the end of 2006 and plans to add another 100 this year. Other countries are evaluating similar steps.

In addition to the specific recognition in the area of carbon efficiency, Roche was reselected for inclusion in the Dow Jones STOXX and World Sustainability Indexes for the fourth consecutive year. This is based on the results of this year's review by the SAM (Sustainable Asset Management) research group for the Dow Jones Sustainability Indexes. The annual review – in which Roche scored highly – takes into account elements such as corporate governance, risk management, access to medicines, climate change, supply chain standards, stakeholder engagement and labor practices. It involves a thorough assessment of the company's economic, environmental and social performance. Inclusion in these important index series ranks Roche amongst the top 10 percent of the 2,500 largest companies worldwide in terms of sustainability and underlines Roche's commitment to responsible business practice and long-term value creation.

About the Financial Times / Citi Private Bank Environmental Awards

In order to meet the climate change challenge, companies around the globe must improve their carbon efficiency. Business must become progressively less dependent on carbon emissions. The first step towards this is for companies to measure carbon emissions. These inaugural awards presented by the Financial Times and Citi Private Bank recognise small, medium and large companies from around the world for their outstanding environmental performance. The awards acknowledge transparency and winning companies also have demonstrated that they had reduced carbon emissions in their operations when compared to turnover and that they are more carbon efficient than their peers.

About the Dow Jones Sustainability Indexes

Launched in 1999, the Dow Jones Sustainability Indexes (DJSI) are the first global indexes tracking the financial performance of leading sustainability-driven companies worldwide. Based on the cooperation of Dow Jones Indexes, STOXX and SAM, they provide asset managers with reliable and objective benchmarks to manage sustainability portfolios. Currently 47 DJSI licenses are held by asset managers in 15 countries to manage a variety of financial products including active and passive funds, certificates and segregated accounts. In total, these licensees presently manage over 5 billion US dollars based on the DJSI.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolic disorders and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invests approximately 7 billion Swiss francs a year in R&D. Worldwide, the Group employs about 75,000 people. Additional information is available on the Internet at www.roche.com.

Additional information

- Roche and Corporate Sustainability: www.roche.com/sustainability
- Roche and Safety, Health & Environment: www.roche.com/sus_env
- The FT / Citi Private Bank Environmental Awards: www.ft.com/environmentalawards
- Dow Jones Sustainability Indexes: www.sustainability-indexes.com

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Baschi Dürr
- Martina Rupp
- Claudia Schmitt

Media Release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, 20 September 2007

New child sized Tamiflu capsules receive European approval

Smaller strength capsules provide convenient alternative for management of seasonal and pandemic influenza in children

Roche announced today that the European Commission has approved smaller child sized Tamiflu (oseltamivir) capsules of 30 mg and 45 mg doses. Until now, Tamiflu was available in capsules containing a 75 mg dose of oseltamivir and as a powder for oral suspension for use in children.

The new lower dose capsules provide a convenient alternative for the treatment and prevention of influenza types A and B in children one year and older. Furthermore, since the smaller capsules have a longer shelf life than the suspension formulation (five years vs. two years), they also offer an improved option for government pandemic stockpiling.

The lower dose Tamiflu capsules were approvedl by the U.S. Food and Drug Administration (FDA) in July.

New Child Sized Capsules Will Aid Pandemic Preparedness

As well as being used to manage seasonal influenza, the 30 mg and 45 mg capsules will be an important component in government pandemic preparedness. They provide:

- A better option for stockpiling for paediatric use, given the longer shelf life compared to paediatric suspension.
- Easier and more convenient dosing by parents.

About Tamiflu

Tamiflu, an oral neuraminidase inhibitor, is designed to be active against all clinically relevant influenza viruses. It works by blocking the action of the neuraminidase enzyme on the surface of the virus. When neuraminidase is inhibited, the virus is not able to spread to and infect other cells

in the body. Tamiflu is the only member of the neuraminidase class of drugs approved for use in treatment and prevention of influenza in children 1 to 5 years of age.

Flu's Impact on Children

Influenza is particularly dangerous for the most vulnerable and this includes young children and infants .Children younger than two years old are as likely as those over age 65 to be hospitalized because of influenza. It is estimated that children are three times more likely to get sick with the flu – on average, one in 10 adults is affected by influenza annually, compared with one in three children. There is a high need for influenza treatments for children as they are more severely affected by seasonal influenza compared to adults.

About Tamiflu (oseltamivir)

Tamiflu delivers:

- 38 percent reduction in the severity of symptoms
- 67 percent reduction in secondary complications such as bronchitis, pneumonia and sinusitis in otherwise healthy individuals
- 37 percent reduction in the duration of influenza illness
- Tamiflu was shown to provide up to 89 percent overall protective efficacy against clinical influenza in adults and adolescents who had been in close contact with influenza-infected patients

In children, Tamiflu delivers:

- 36 percent reduction in the severity and duration of influenza symptoms
- 44 percent reduced incidence of associated otitis media as compared to standard care

Roche's efforts to support government pandemic stockpiling

The World Health Organization (WHO) advises that stockpiling antivirals in advance is presently the only way to ensure that sufficient supplies are available in the event of a pandemic. Roche has been working closely with WHO and national governments to ensure governments are aware of the importance of stockpiling antivirals in the event of a pandemic situation. Roche has received and fulfilled pandemic orders for Tamiflu totalling 215million treatments from more than 80 countries worldwide. The magnitude of these orders varies with some countries, France, Finland, Iceland, Ireland, Luxembourg, Netherlands, New Zealand, Norway, Switzerland and UK stockpiling or intending to stockpile adequate Tamiflu to cover 20-40% of their population. Few governments to date have stockpiled paediatric antiviral formulations. Roche has also donated 5.125 million courses of Tamiflu treatment to the WHO for international rapid response and regional response to a pandemic influenza strain.

In addition the WHO has recently updated their guidance on the clinical management of human infection with H5N1 virus with Tamiflu as the only antiviral strongly recommended for treatment of H5N1 infected patients.

Roche and Gilead

Tamiflu was invented by Gilead Sciences and licensed to Roche in 1996. Roche and Gilead partnered on clinical development, with Roche leading efforts to produce, register and bring the product to the markets. Under the terms of the companies' agreement, amended in November 2005, Gilead participates with Roche in the consideration of sub-licenses for the pandemic supply of oseltamivir. To ensure broader access to Tamiflu for all patients in need, Gilead has agreed to waive its right to full royalty payments for product sold under these sub-licenses.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolic disorders and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invests approximately 7 billion Swiss francs a year in R&D. Worldwide, the Group employs about 75,000 people. Additional information is available on the Internet at www.roche.com.

Further information

- Roche Health Kiosk on Influenza: www.health-kiosk.ch/start_grip.htm
- More information about Tamiflu: www.roche.com/med_mbtamiflu05e.pdf
- More about the flu: www.roche.com/med_mbinfluenza05e.pdf
- Information from WHO on influenza: www.who.int/csr/disease/influenza/en/
- Information from WHO on avian flu: www.who.int/mediacentre/factsheets/avian_influenza/en/

Roche Group Media Office

Phone: +41 61 688 88 88 / Email: basel.mediaoffice@roche.com

- Baschi Dürr

- Daniel Piller (Head Roche Group Media Office)

- Martina Rupp

-Claudia Schmitt

Media Release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, September 19, 2007

Roche Extends Tender Offer for Ventana

Roche (SWX: ROG.VX; RO.S), a world-leading healthcare provider of pharmaceuticals and diagnostics, announced today that it has extended its offer to acquire all of the outstanding common shares of Ventana Medical Systems, Inc. (NASDAQ: VMSI) to 5:00 p.m., New York City time on Thursday, November 1, 2007. The tender offer was previously scheduled to expire at 5:00 p.m., New York City time, on September 20, 2007. All other terms and conditions of the tender offer remain unchanged. As of the close of business on September 19, 2007, approximately 63,541 shares have been tendered pursuant to the offer.

On June 27, 2007, Roche commenced a tender offer to acquire all of the outstanding common shares of Ventana for $75.00 per share in cash. This price represents a 44% premium to Ventana's close of $51.95 on June 22, 2007 (the last trading day prior to the announcement of Roche's offer) and a 55% premium to its three-month average as of the same date of $48.30.

Greenhill & Co. and Citi are acting as financial advisors to Roche and Davis Polk & Wardwell is acting as legal counsel.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolic disorders and diseases of the central nervous

system. In 2006 sales by the Pharmaceuticals Division totaled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invests approximately 7 billion Swiss francs a year in R&D. Worldwide, the Group employs about 75,000 people.

Roche's Diagnostics Division offers a uniquely broad product portfolio and supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide.

Roche commenced operations in the U.S. over 100 years ago and these operations include research and development centers that conduct leading-edge work in advancing disease detection and treatment. Our diagnostics and pharmaceuticals businesses in the U.S. employ more than 20,000 people and generate approximately $10 billion in sales (including Genentech), accounting for about 40% of the Roche Group's global annual revenues.

For further information, please visit www.roche.com.

Further information

- All documents on the offer to Ventana's shareholders: www.roche.com/info070625

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Baschi Dürr

Brunswick Group (for US media)

Phone: +1 212 333 3810

- Steve Lipin
- Nina Devlin

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS

'BELIEVES', 'EXPECTS', 'ANTICIPATES', 'PROJECTS', 'INTENDS', 'SHOULD', 'SEEKS', 'ESTIMATES', 'FUTURE' OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS. VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT, AMONG OTHERS: (1) PRICING AND PRODUCT INITIATIVES OF COMPETITORS; (2) LEGISLATIVE AND REGULATORY DEVELOPMENTS AND ECONOMIC CONDITIONS; (3) DELAY OR INABILITY IN OBTAINING REGULATORY APPROVALS OR BRINGING PRODUCTS TO MARKET; (4) FLUCTUATIONS IN CURRENCY EXCHANGE RATES AND GENERAL FINANCIAL MARKET CONDITIONS; (5) UNCERTAINTIES IN THE DISCOVERY, DEVELOPMENT OR MARKETING OF NEW PRODUCTS OR NEW USES OF EXISTING PRODUCTS, INCLUDING WITHOUT LIMITATION NEGATIVE RESULTS OF CLINICAL TRIALS OR RESEARCH PROJECTS, UNEXPECTED SIDE-EFFECTS OF PIPELINE OR MARKETED PRODUCTS; (6) INCREASED GOVERNMENT PRICING PRESSURES; (7) INTERRUPTIONS IN PRODUCTION; (8) LOSS OF OR INABILITY TO OBTAIN ADEQUATE PROTECTION FOR INTELLECTUAL PROPERTY RIGHTS; (9) LITIGATION; (10) LOSS OF KEY EXECUTIVES OR OTHER EMPLOYEES; AND (11) ADVERSE PUBLICITY AND NEWS COVERAGE. THE STATEMENT REGARDING EARNINGS PER SHARE GROWTH IS NOT A PROFIT FORECAST AND SHOULD NOT BE INTERPRETED TO MEAN THAT ROCHE'S EARNINGS OR EARNINGS PER SHARE FOR ANY CURRENT OR FUTURE PERIOD WILL NECESSARILY MATCH OR EXCEED THE HISTORICAL PUBLISHED EARNINGS OR EARNINGS PER SHARE OF ROCHE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL VENTANA'S COMMON STOCK. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON JUNE 27, 2007. THESE MATERIALS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND STOCKHOLDERS CAN OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE

SEC AT WWW.SEC.GOV. THE TENDER OFFER MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

Basel, 20 September 2007

New study shows once-monthly Boniva is as clinically effective as once-weekly Fosamax at increasing bone mineral density in postmenopausal women with osteoporosis

Women with postmenopausal osteoporosis receiving once-monthly Boniva (ibandronate sodium) achieved clinically comparable increases in bone mineral density (BMD) to those receiving once-weekly Fosamax (alendronate sodium), according to a new study presented at the 29th Annual Meeting of the American Society for Bone and Mineral Research.

The study, called MOTION (Monthly Oral Therapy with Ibandronate for Osteoporosis iNtervention), is the first head-to-head non-inferiority study comparing the efficacy and safety of once-monthly Boniva to once-weekly Fosamax. Efficacy was determined as improvements in BMD of the lumbar spine and total hip over a 12-month period, using a predetermined non-inferiority margin.

In this study, once-monthly Boniva and once-weekly Fosamax were clinically comparable at increasing average BMD at both the lumbar spine and total hip. Overall, adverse events were similar in both treatment groups.

"For clinicians, the data reinforce the fact that their patients can benefit from once-monthly dosing," said Sol Epstein, MD, Professor of Medicine and Geriatrics at Mount Sinai Medical School in New York and investigator of the MOTION study.
Boniva and Fosamax are both bisphosphonates, the most frequently prescribed class of medication for the treatment and prevention of postmenopausal osteoporosis.

About MOTION
MOTION was a multicenter, randomized, double-blind, double-dummy, parallel-group, non-inferiority trial that included 1,733 treated women, 55 to 84 years old, with postmenopausal osteoporosis. The women took either once-monthly oral Boniva 150 mg or once-weekly oral

Fosamax 70 mg for 12 months. They also received vitamin D and calcium supplements. The primary endpoints were the relative change (%) from baseline in average BMD of the lumbar spine and the total hip after 12 months of treatment. Clinical difference between the two groups was defined as BMD changes of ≥1.41% for lumbar spine and ≥0.87% for total hip.

The primary efficacy analysis was based on the per protocol population. By 12 months, increase in average lumbar spine BMD was 5.10% among those taking Boniva and 5.78% among those taking Fosamax. Increase in average total hip BMD was 2.94% and 3.03%, respectively. In addition, treatment with Boniva versus Fosamax provided comparable increases in BMD at the trochanter (4.2% for both) and in the femoral neck (2.1% vs. 2.3%, respectively, in a post-hoc analysis). A low BMD is one of the most important underlying causes of fractures in older adults. However, fracture was not an efficacy endpoint in the trial.

In the safety analysis, the overall incidence of adverse events was similar between the treatment groups. The most frequently reported adverse events (reported by at least 5% of women in either treatment group) included hypertension, dyspepsia, back pain, arthralgia, nasopharyngitis, and influenza. Of the serious adverse events, less than 1% per group were considered treatment related.

About Osteoporosis

Osteoporosis (porous bones) is a disease in which bones become brittle and more likely to break. In the U.S. today, 10 million people -- eight million of them women -- are estimated to already have osteoporosis, and almost 34 million more are estimated to have low bone mass (osteopenia) placing them at increased risk for osteoporosis. Unfortunately, the prevalence of osteoporosis is growing, especially as the number of postmenopausal women in the population continues to rise. Together, osteoporosis and osteopenia are expected to affect an estimated 52 million women and men age 50 and older by 2010, and 61 million by 2020. Direct medical costs of osteoporosis total nearly $18 billion in the U.S. each year.

About Once-Monthly Oral **Boniva**

Boniva is indicated for the treatment and prevention of osteoporosis in postmenopausal women. In postmenopausal women with osteoporosis, Boniva increases bone mineral density and reduces the incidence of vertebral fractures. Boniva also may be considered for postmenopausal women who are at risk of developing osteoporosis and for whom the desired clinical outcome is to maintain bone mass and reduce the risk of vertebral fracture.

Once-monthly Boniva is a small, film-coated, easy-to-swallow tablet dosed at 150 mg. Patients should take Boniva with plain water on an empty stomach upon rising in the morning. They should remain upright and avoid food, drink and other medications for at least 60 minutes.

Patients who take Boniva are eligible to sign up for MyBONIVA, a program designed to help enhance compliance (taking therapy as directed) and persistence with this unique once-monthly regimen. For more information on this program call 1-800-4BONIVA or visit www.MyBoniva.com.

Important Safety Information

Boniva is contraindicated in patients unable to stand or sit upright for at least 60 minutes, with uncorrected hypocalcemia, or with known hypersensitivity to any component of Boniva. Boniva, like other bisphosphonates administered orally, may cause upper gastrointestinal disorders such as dysphagia, esophagitis, and esophageal or gastric ulcer. Boniva is not recommended in patients with severe renal impairment. Adequate intake of calcium and Vitamin D is important in all patients.

Rarely, patients have reported severe bone, joint and/or muscle pain after taking bisphosphonate therapy for osteoporosis. Additionally, osteonecrosis of the jaw has been reported in patients treated with bisphosphonates; most cases have been in cancer patients undergoing dental procedures.

The most commonly reported adverse events with once-monthly Boniva regardless of causality were abdominal pain (Boniva 150 mg 7.8% vs. Boniva 2.5 mg 5.3%), hypertension (6.3% vs. 7.3%), dyspepsia (5.6% vs. 7.1%), arthralgia (5.6% vs. 3.5%), nausea (5.1% vs. 4.8%) and diarrhea (5.1% vs. 4.1%). For complete prescribing information for Boniva, see contact information at the end of the news release or go to www.Boniva.com.
Boniva is co-promoted by Roche and GSK.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolic disorders and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai, and invests approximately 7 billion Swiss francs a year in R&D. Worldwide, the Group employs about 75,000 people. Additional information is available on the Internet at

www.roche.com.

About GSK

GSK, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information, visit GSK on the World Wide Web at www.gsk.com.

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 05 17
e-mail: nicolas.dunant@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0)61 688 88 80
North America: +1 973 562 22 33
e-mail: investor.relations@roche.com

# # #

Fosamax is a registered trademark of Merck & Co., Inc.

END